FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated January 25, 2021

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Authorized Capital Publicly Held Company

CNPJ/MF No. 07.628.528/0001-59

Company Registry (NIRE): 35.300.326.237

EXTRACT OF THE MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JANUARY 22, 2021

Date, time and place: The Extraordinary Shareholders’ Meeting (“Meeting”) was held on January 22, 2021, at 2:00 p.m., on first call and exclusively digital through the “Zoom” platform, pursuant to article 124, paragraph 2-A, of Law 6.404, of December 15, 1976 (“Law 6.404/76”), governed by CVM Instruction 481, of December 17, 2009 (“CVM Instruction 481/09”), having been considered as installed at the headquarters of BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS, located at Avenida Brigadeiro Faria Lima, 1.309, 5th floor, Jardim Paulistano, CEP 01452-002, in the City and State of São Paulo (“Company”).

Call Notice: Pursuant to article 124, paragraph 1, item II, and article 289 of Law 6.404, of December 15, 1976, as amended (“Law 6.404/76”), the first call notice was published in the newspaper Diário Oficial do Estado de São Paulo, on December 23, 24 and 29, 2020, pages 24, 28 and 13, respectively, and in the newspaper O Estado de São Paulo, on December 23, 24 and 25, 2020, pages B11, B3 and B5, respectively.

Legal Publications: The documents pertaining to matters on the agenda, including the management’s proposal for the Meeting, were made available to shareholders at the Company’s headquarters and disclosed to the market electronically, under the terms of CVM Instruction 481/09.

Attendance: Shareholders detaining shares representing 72,51% (seventy-two-point fifty-one percent) of the Company’s share capital attended the Meeting, according to the presence recorded in the electronic participation and remote voting system, under the terms of article 21-V, III, of CVM Instruction 481/09, reaching the minimum required quorum for the Meeting to be installed. Also attended the meeting Mr. Alejandro G. Elsztain, Vice-Chairman of the Board of Directors, Mr. Gustavo Javier Lopez, Administrative and Investor Relations Officer, Mrs. Ana Paula Zerbinati Ribeiro Gama, Investor Relations Manager, Mr. Fabiano Nunes Ferrari, Chairman of the Fiscal Council, and the Company’s legal advisers, Drs. Fernando Amendola and Guilherme Bouzan, from Mattos Filho, Veiga Filho, Marrey Jr. and Quiroga Advogados.

Presiding Board: Chairman: André Guillaumon; and Secretary: Mariana Fonseca de Souza Rezende Bresciani.

Agenda: (1) To approve the acquisitions, by the Company and its subsidiaries Agrifirma Agro Ltda. and Imobiliária Engenho de Maracajú Ltda., of shares issued by the following companies headquartered in Bolivia: (a) Agropecuaria Acres del Sud S.A.; (b) Ombu Agropecuaria S.A.; (c) Yatay Agropecuaria S.A.; and (d) Yuchan Agropecuarian S.A. (jointly, the “Target Companies” and the transaction as the “Acquisition”); and (2) to authorize the Company’s Executive Board to perform all acts required to execute the the Acquisition and ratify all acts already taken by the Company’s management aimed at improving the Acquisition.

Resolutions: The Meeting was opened and the Chairman of the Presiding Board clarified that (a) by unanimous vote of the attending members, the drawing up of the minutes of the Meeting in summary form was approved, containing only the transcript of the resolutions taken, with its publication omitting the signatures of all shareholders, as provided for in article 130, paragraphs 1 and 2, of Law 6.404/76, and article 10, paragraph 5, of the Company’s Bylaws; (b) documents or proposals, votes, protests or dissenting votes on the matters to be resolved should be submitted in writing to the Presiding Board, which, for this purpose, was represented by the Secretary of the Meeting; and (c) by unanimous vote of the attending members, the reading of the documents related to the matters to be resolved at this Meeting was waived as they were fully known by shareholders.

After examining and discussing the matters on the agenda, the shareholders resolved:

1. By unanimously votes without reservations or restrictions and with abstention by those legally impeded to vote, to approve the Acquisition. It was stated that the execution of the Acquisition will not give dissenting shareholders the right to withdrawal, under the terms of the applicable legislation.

Abstentions: 20.100.113 shares

In favor: 22.816.325 shares

Against: 0 shares

2. By majority votes, without any reservations or restrictions, with the abstention of those legally impeded to vote, to authorize the Company’s Executive Board to perform all acts required to execute the Acquisition and ratify all acts already taken by the Company’s management aimed at improving the Acquisition.

Abstentions: 20.100.103 shares

In favor: 22.816.330 shares

Against: 5 shares

Closing: There being no further matter to address, the meeting was adjourned for the drawing up of these minutes, which were read, approved and signed by the Board members.

Signatures: Presiding Board: André Guillaumon – Chairman; Mariana Fonseca de Souza Rezende Bresciani – Secretary. Attending Shareholders: The following shareholders registered their participation in the electronic system and, pursuant to article 21-V, III, of CVM Instruction 481/09, were considered to be present at this Meeting and to have signed these minutes: AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARKETS EQUITY ETF - CITIBANK DTVM AS (p.p. Ricardo José Martins Gimenez); AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARKETS EQUITY FUND - CITIBANK DTVM AS (p.p. Ricardo José Martins Gimenez); ANDRÉ GUILLAUMON; AUTONOMY LUXEMBOURG ONE (p.p. André Guillaumon); AWARE SUPER PTY LTD - CITIBANK DTVM S.A. (p.p. Ricardo José Martins Gimenez); BRASIL AGRONEGOCIO - FUNDO DE INVESTIMENTO EM PARTICIPACOES – MULTIESTRATEGIA (p.p. Jonas Sister); CAPE TOWN LLC - CREDIT SUISSE (BRASIL) S/A CTVM (p.p. André Guillaumon); CHARLES RIVER FUNDO DE INVESTIMENTO DE AÇÕES (p.p. Camilo Marcantonio Junior; Ruan Alves Pires); CITI OF NEW YORK GROUP TRUST - CITIBANK DTVM S.A. (p.p. Ricardo José Martins Gimenez); CRESUD S.A.C.I.F.Y.A. (p.p. Daniela Silva); DUO HIX CAPITAL FUNDO DE INVESTIMENTO DE AÇÕES (p.p. Natan Franco da Silva); ELIE HORN (p.p. André Guillaumon); GUSTAVO JAVIER LOPEZ; HIX AUSTRAL FUNDO DE INVESTIMENTO EM AÇÕES (p.p. Natan Franco da Silva); HIX CAPITAL EQUITIES LLC - BANCO DE INVESTIMENTOS CREDIT SUISSE (BRASIL) S/A (p.p. Natan Franco da Silva); HIX CAPITAL INSTITUCIONAL MASTER FUNDO DE INVESTIMENTO EM AÇÕES (p.p. Natan Franco da Silva); HIX CAPITAL MASTER FUNDO DE INVESTIMENTO EM AÇÕES (p.p. Natan Franco da Silva); KOPERNIK GLOBAL ALL-CAP EQUITY FUND (A SUB-FUND HEREBY R BY ITS UMBRELLA FUND HEPTAGON FD PLC) - BANCO ITAUBANK S/A (p.p. Ricardo José Martins Gimenez); KOPERNIK GLOBAL LONG-TERM OPPORTUNITIES FUND, LP (p.p. Ricardo José Martins Gimenez); KOPERNIK GLOBAL UNCONSTRAINED MASTER FUND, LP - CITIBANK DTVM AS (p.p. Ricardo José Martins Gimenez); MARCOS ALEXANDRE DA SILVA PERES; M2619 FUNDO DE INVESTIMENTO EM COTAS DE FUNDOS DE INVESTIMENTO MULTIMERCADO (p.p. Natan Franco da Silva); MARIANA FONSECA DE SOUZA REZENDE BRESCIANI; MISSOURI EDUCATION PENSION TRUST - J P MORGAN S/A DTVM (p.p. Ricardo José Martins Gimenez); NORDLAND FUNDO DE INVESTIMENTO DE ACOES BDR NIVEL I INVESTIMENTO NO EXTERIOR (p.p. Camilo Marcantonio Junior; Ruan Alves Pires); SPDR S&P EMERGING MARKETS SMALL CAP ETF - CITIBANK DTVM AS (p.p. Ricardo José Martins Gimenez); TERRAS BRASIL - FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES MULTIESTRATÉGIA (p.p. Jonas Sister); THE BANK OF NEW YORK (p.p. Ricardo José Martins Gimenez); TRIGONO 70 PREVIDENCIA FUNDO DE INVESTIMENTO MULTIMERCADO (p.p. Werner Mueller Roger); TRIGONO DELPHOS INCOME FUNDO DE INVESTIMENTO DE ACOES (p.p. Werner Mueller Roger); TRIGONO FLAGSHIP SMALL CAPS MASTER FUNDO DE INVESTIMENTO DE ACOES (p.p. Werner Mueller Roger); TRIGONO ICATU 100 FUNDO DE INVESTIMENTO EM ACOES PREVIDENCIARIO FIFE (p.p. Werner Mueller Roger); WISDOMTREE EMERGING MARKETS SMALLCAP DIVIDEND FUND - CITIBANK DTVM S.A. (p.p. Ricardo José Martins Gimenez).

This is a free English translation of the original minutes drawn up in the Company’s records.

São Paulo, January 22, 2021.

André Guillaumon Chairman	Mariana Fonseca de Souza Rezende Bresciani. Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25, 2021

	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer